UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                                    DVL, Inc.
                                    ---------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    233347103
                                    ---------
                                 (CUSIP Number)

                             Howard S. Jacobs, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                  212-940-8800
                                  ------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                      None
                                     ------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                               (Page 1 of 4 Pages)

CUSIP No. 233347103               SCHEDULE 13D                 Page 2 of 4 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith B. Stein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A (See explanation below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      N/A (See explanation below)
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        N/A (See explanation below)
                  --------------------------------------------------------------
NUMBER OF         8     SHARED VOTING POWER
SHARES
BENEFICIALLY            N/A (See explanation below)
OWNED BY          --------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                  N/A (See explanation below)
WITH              --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        N/A (See explanation below)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      N/A (See explanation below)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      N/A (See explanation below)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages


            This Amendment No. 1 (this "Amendment") amends the Schedule 13D jointly filed with the Securities and Exchange Commission on April 18, 1997 (the "Schedule 13D") by Adam Frieman, Gary L. Shapiro, Jan Sirota, Joseph Huston, Michael Zarriello, Neal Polan, Peter Offermann, Robert W. Barron, Keith B. Stein, Stephen L. Gurba, The SIII Associates Limited Partnership and Third Addison Park Corporation, relating to the common stock, par value $.01 per share, of DVL, Inc., a Delaware corporation.

            By this Amendment, Keith B. Stein hereby removes himself as a joint filer from the Schedule 13D and any amendments thereto. Mr. Stein is fulfilling his filing obligations under Rule 13d of the Securities Exchange Act of 1934 through the filing of an alternative amended joint filing on Schedule 13D with Jay Chazanoff, Lawrence J. Cohen, Milton Neustadter, Ron Jacobs and Stephen Simms of even date herewith.

                                                               Page 4 of 4 Pages


                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Date: September 24, 1999                       /s/ Keith B. Stein
                                                     ------------------
                                                     KEITH B. STEIN